SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER

SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

7-ELEVEN, INC.

(Name of Subject Company)

7-ELEVEN, INC.

(Name of Person(s) Filing Statement)

Common Stock, Par Value $0.0001 Per Share

(Title of Class of Securities)

817826209

(CUSIP Number of Class of Securities)

Bryan F. Smith, Jr.

Executive Vice President, General Counsel and Secretary

7-Eleven, Inc.

2711 North Haskell Ave.

Dallas, Texas 75204-2906

(214) 828-7011

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

with a copy to:

D. Gilbert Friedlander

Michael A. Saslaw

Weil, Gotshal & Manges LLP

200 Crescent Court, Suite 300

Dallas, TX 75201-6950

(214) 746-7700

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

For Immediate Release

SPECIAL COMMITTEE OF 7-ELEVEN BOARD

RETAINS GREENHILL & CO., LLC AS FINANCIAL ADVISOR AND

WEIL, GOTSHAL & MANGES, LLP AS LEGAL ADVISOR

TO EVALUATE SEVEN-ELEVEN JAPAN CO., LTD.’s UNSOLICITED TENDER OFFER

Dallas, Texas – September 9, 2005 – 7-Eleven, Inc. (NYSE: SE) announced today that the special committee of its board of directors has retained Greenhill & Co., LLC as its financial advisor and Weil, Gotshal & Manges, LLP as its legal advisor to assist the special committee with its evaluation of the unsolicited tender offer commenced by Seven-Eleven Japan Co., Ltd. As announced last week, the special committee comprised solely of independent directors of 7-Eleven is analyzing the unsolicited tender offer by Seven-Eleven Japan Co. Ltd. of $32.50 per share in cash for all of the outstanding shares of 7-Eleven’s common stock that it does not currently own. On or before September 19, 2005, the special committee will advise shareholders as to whether it recommends acceptance or rejection of the tender offer, expresses no opinion and remains neutral toward the tender offer, or is unable to take a position with respect to the tender offer. At such time, the special committee will include the reasons for its position taken with respect to the tender offer or its inability to take a position. In the meantime, the special committee recommends that shareholders defer making any determination with respect to the Seven-Eleven Japan Co., Ltd. offer until the special committee has made its solicitation/recommendation.

The special committee also recommends that 7-Eleven shareholders read the special committee’s solicitation/recommendation statement regarding the unsolicited tender offer when it becomes available. Shareholders may obtain a free copy of the solicitation/recommendation statement, which will be filed by 7-Eleven with the Securities and Exchange Commission, at the SEC’s Web site at www.sec.gov.

ABOUT 7-ELEVEN, INC.

7-Eleven, Inc. is the premier name and largest chain in the convenience retailing industry. Headquartered in Dallas, Texas, 7-Eleven, Inc. operates or franchises approximately 5,800 7-Eleven® stores in the United States and Canada and licenses approximately 22,700 7-Eleven stores in 17 countries and U.S. territories throughout the world. During 2004, 7-Eleven stores worldwide generated total sales of approximately $41 billion. Find out more online at www.7-Eleven.com.

Contact Information:

Carole Davidson, CFA

Vice	President, Investor Relations

(214) 828-7021